Exhibit 99.1

PRESS RELEASE

Bonso Electronics Reports Half Year Results

HONG KONG, Jan. 10, 2011 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today reported its financial results for the six-month period ended September 30, 2010.

Bonso reported a net income for the six-month period ended September 30, 2010 of $0.27 million or $0.05 basic and diluted earnings per share, as compared to a net loss of $0.97 million or $0.19 basic and diluted loss per share posted during the six-month period ended September 30, 2009.  Net sales for the six-month period ended September 30, 2010 increased 11% to $16.5 million from $14.9 million for the six-month period ended September 30, 2009.

Mr. Anthony So, President and CEO stated: “I am pleased to report that the revenue for sensor based products grew by 17% during the six-month period ended September 30, 2010, as compared to the same period last year.  As a result, our overall revenue grew by 11%, which resulted in a net gain of $0.27 million.  We expect the demand for our products will continue to grow, and believe that we will be utilizing the increased production capacity with the manufacturing facility of our new factory in the second half of calendar year 2011.”

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and telecommunications products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as ``should,'' ``intends,'' ``is subject to,'' ``expects,'' ``will,'' ``continue,'' ``anticipate,'' ``estimated,'' ``projected,'' ``may,'' `` I or we believe,'' ``future prospects,'' or similar expressions. Forward-looking statements made in this press release, which relate to the reduction of losses and a positive impact upon our future operations as a result of the sale of assets involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

-- Tables to Follow –

Consolidated Balance Sheets
(Expressed in United States Dollars)

	September 30	March 31
	2010	2010
	$	$
	(unaudited)	(audited)
Assets

Current assets
Cash and cash equivalents	6,593,522	8,085,405
Trade receivables, net	3,800,641	1,323,655
Inventories	6,986,882	4,989,958
Income tax recoverable	2,252,722	1,569,332
Other receivables, deposits and prepayments	1,617,517	1,359,065
Current assets of discontinued operations	199,893	199,892
Total current assets	21,451,177	17,527,307

Deferred income tax assets	-	-
Goodwill	-	-

Brand name and other intangible assets, net	3,433,316	3,854,610

Property, plant and equipment
Buildings	9,707,764	9,601,738
Construction-in-progress	736,437	475,931
Plant and machinery	20,433,209	20,037,455
Furniture, fixtures and equipment	3,371,943	3,287,852
Motor vehicles	450,770	448,212
	34,700,123	33,851,188
Less: accumulated depreciation and impairment	(32,136,526)	(31,544,302)
Property, plant and equipment, net	2,563,597	2,306,886
Total assets	27,448,090	23,688,803

Current liabilities
Bank overdrafts – secured	-	68,580
Notes payable	1,888,570	2,094,532
Accounts payable	6,152,528	2,633,187
Accrued charges and deposits	2,075,400	1,934,265
Income tax liabilities	24,423	6,888
Current portion of capital lease obligations	-	51,971
Current liabilities of discontinued operations	1,097,723	1,097,723
Total current liabilities	11,238,644	7,887,146

Income tax liabilities	2,595,135	2,595,135
Deferred income tax liabilities	19,069	19,069

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: 2009 and 2010 - 5,577,639, outstanding shares: 2009 and 2010 – 5,246,903 shares	16,729	16,729
Additional paid-in capital	21,764,788	21,764,788
Treasury stock at cost: 2009 and 2010 - 330,736 shares	(1,462,325)	(1,462,325)
Accumulated deficit	(9,102,898)	(9,371,913)
Accumulated other comprehensive income	2,378,948	2,240,174
	13,595,242	13,187,453

Total liabilities and stockholders’ equity	27,448,090	23,688,803

Consolidated Statements of Operations and Comprehensive Loss
(Expressed in United States Dollars)

	Six months ended September 30,
	2010	2009
	$	$
	(unaudited)	(unaudited)

Net sales	16,493,819	14,877,470
Cost of sales	(13,831,935)	(12,975,746)
Gross profit	2,661,884	1,901,724

Selling expenses	(327,940)	(337,582)
Salaries and related costs	(1,123,444)	(1,237,752)
Research and development expenses	(244,697)	(255,449)
Administration and general expenses	(834,154)	(820,785)

Income / (loss) from operations	131,649	(749,844)
Interest income	2,949	97,461
Interest expenses	(32,847)	(35,615)
Foreign exchange loss	(46,127)	(50,847)
Other income	213,390	72,934

Gain / (loss) from continuing operations	269,014	(665,911)
Loss from discontinued operations, net of tax	-	(307,577)

Net income / (loss)	269,014	(973,488)

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax	138,774	(429,661)

Comprehensive loss	407,788	(1,403,149)

Loss per share

Weighted average number of shares outstanding	5,246,903	5,246,903

- basic and diluted
-Continuing operations	0.05	(0.13)
-Discontinued operations	0.00	(0.06)

	0.05	(0.19)

The diluted net loss per share was the same as the basic net loss per share for the six-month period ended September 30, 2009 and 2010 as all potential ordinary shares including the stock options and warrants are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

For more information please contact:

Albert So
Chief Financial Officer and Secretary
Tel: 852 2605 5822
Fax: 852 2691 1724

SOURCE Bonso Electronics